      WILLIAM W. BOUTON III          185 ASYLUM STREET
      860.725.6210                   CITYPLACE / 35TH FLOOR     NEW HAVEN
      FAX: 860.278.3802              HARTFORD, CT               HARTFORD
      BOUTON@TYLERCOOPER.COM         06103-3488                 STAMFORD
      WWW.TYLERCOOPER.COM            860.725.6200

                                 March 1, 2005

Todd K. Schiffman
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

      RE: ROCKVILLE FINANCIAL, INC.
          FORM S-1, FILED DECEMBER 17, 2004
          FILE NUMBER  333-121421

Dear Mr. Schiffman:

      This is the response of Rockville Financial, Inc. to your letter of January 13, 2005 to William J. McGurk with respect to the above-captioned Form S-1 Registration Statement of Rockville Financial, Inc. ("Rockville" or the "Registrant"). We have reprinted each of your numbered comments below and provided the Registrant's response in boldface type after each comment. The page numbers in your comments refer to the page numbers in the S-1 Registration Statement filed with the SEC on December 17, 2004. The page numbers in our responses below refer to the pages in Pre-Effective Amendment No. 1 filed today.

      The Registrant notes that because the effectiveness of the Registration Statement has been delayed beyond February 12, 2005, it has updated the financial statements to include audited financial statements at and for the year ended December 31, 2004. As a result, it has also removed the financial statements at and for the year ended December 31, 2002 and all references to Arthur Andersen, LLP, the auditor with respect thereto, as well as the interim financial statements at and for the nine months ended September 30, 2004, from the Pre-Effective Amendment No. 1.

      How We Determined to Offer . . . page 7

      1.    In the last paragraph on page 9, please reconcile the mid-paragraph
            33.74 figure with the 38.74 figure used in the table on page 10. Do you mean to say "maximum of the value range" in the last sentence of this paragraph? Also, it appears that the reference to a "19.41 % premium" should be to a "19.41% discount."

      RESPONSE:

            THE PROSPECTUS HAS BEEN MODIFIED ON PAGE 9 SO THAT THE RATIO OF THE MEDIAN TRADING PRICE OF THE PEER GROUP COMPANIES TO THEIR CORE EARNINGS REPORTED IN THE TEXT IS RECONCILED WITH THE SAME RATIO IN THE TABLE ON PAGE 10.

      Our Issuance of Shares...to the Charitable Foundation -- page 11

      2. Please give examples of the size and type of disbursements the foundation will make. Also, indicate that you do not plan to make any further contributions to the foundation in the future.

      RESPONSE:

            THE PROSPECTUS HAS BEEN MODIFIED ON PAGES 11 AND 12 TO GIVE EXAMPLES OF THE TYPES AND AGGREGATE AMOUNTS OF DISBURSEMENTS EXPECTED TO BE MADE BY THE NEW CHARITABLE FOUNDATION AND TO STATE THAT ROCKVILLE BANK HAS NO PRESENT PLANS TO MAKE FURTHER CONTRIBUTIONS TO THE NEW CHARITABLE FOUNDATION IN THE FUTURE.

      3. To provide context, please disclose your charitable contributions in 2003 and 2004.

      RESPONSE:

            THE REGISTRANT NOTES THAT THE LEVEL OF CONTRIBUTIONS OF $225,960 AND $127,811 IN 2003 AND 2004, RESPECTIVELY, BY THE EXISTING ROCKVILLE BANK FOUNDATION, INC., WHICH HAD TOTAL ASSETS OF APPROXIMATELY $1.5 MILLION AT DECEMBER 31, 2004, WILL NOT BE COMPARABLE TO THE COMMUNITY CONTRIBUTIONS TO BE EXPECTED FROM THE NEW FOUNDATION, WHICH WILL, IMMEDIATELY AFTER THE REORGANIZATION AND OFFERING, HAVE ASSETS OF $2.9 MILLION AT THE MINIMUM OF THE VALUATION RANGE AND $3.9 MILLION AT THE MAXIMUM OF THE VALUATION RANGE. NEVERTHELESS, THE PROSPECTUS HAS BEEN MODIFIED ON PAGE 12 TO DISCLOSE THE AMOUNTS OF CHARITABLE CONTRIBUTIONS MADE IN 2003 AND 2004 BY ROCKVILLE BANK AND BY ROCKVILLE BANK FOUNDATION, INC.

      How We Intend to Use the Proceeds... - page 14

      4. Given the lack of any specific use of the proceeds, discuss your ability to place these funds into productive use. Indicate the amount of time you feel this will take. As warranted, discuss any unusual factors that may affect your timetable, such as low loan demand levels. Note also in the body of the text and in the first risk factor on page 20.

      RESPONSE:

            THE PROSPECTUS HAS BEEN MODIFIED ON PAGES 15, 21 AND 25 TO REFLECT MANAGEMENT'S EXPECTATIONS CONCERNING THE TIMEFRAME WITHIN WHICH THE PROCEEDS OF THE OFFERING WILL BE PUT TO PRODUCTIVE USE IN BUSINESSES OF THE REGISTRANT AND ROCKVILLE BANK.

      Our Officers, Directors... Benefit Programs After the Offering - page 15

      5. Please expand the stock awards disclosure to include a range of values based upon after-market performance. We note similar disclosure in several recent thrift conversions including Clifton Savings, PSB Holdings, and Home Federal.

      RESPONSE:

            THE PROSPECTUS HAS BEEN MODIFIED ON PAGES 16 AND 17 TO INCLUDE A RANGE OF VALUES FOR THE RECOGNITION AND RETENTION RESTRICTED STOCK PLAN PRESENTED IN A MANNER SIMILAR TO THAT SET FORTH IN THE PSB HOLDINGS PROSPECTUS TO WHICH YOU REFERRED US.

      If Our Allowance for Loan Losses is Not Sufficient -- page 19

      6. Disclose whether you are aware of any specific problems relating to this risk. If you are you need to describe them, with quantification.

      RESPONSE:

            THE PROSPECTUS HAS BEEN MODIFIED AS REQUESTED ON PAGE 20 TO DISCLOSE THAT THE REGISTRANT IS NOT AWARE OF ANY SPECIFIC PROBLEMS WITH RESPECT TO THE ALLOWANCE FOR LOAN LOSSES.

      If We Declare Dividends... -- page 21

      7.    Clarify the last sentence.

      RESPONSE:

            THE PROSPECTUS HAD BEEN MODIFIED ON PAGE 22 AS REQUESTED TO CLARIFY THE LAST SENTENCE OF THE RISK FACTOR CONCERNING THE IMPACT OF CHARTER OAK COMMUNITY BANK CORP.'S INABILITY TO WAIVE DIVIDENDS.

      Selected Consolidated Financial and Other Data -- page 26

      8. Please revise footnote (1) to clarify what the balance of loans held for sale represents. It appears to indicate that the balance relates to the fair value of a derivative.

      RESPONSE:

            THE DISCLOSURE IN FOOTNOTE (1) ON PAGE 26 OF THE PROSPECTUS HAS BEEN REVISED TO CLARIFY THAT THERE WAS A DERIVATIVE INSTRUMENT (A FORWARD CONTRACT) RELATED TO LOANS HELD FOR SALE AS OF DECEMBER 31, 2002.

      Management's Discussion and Analysis of Financial Condition and Results of Operations - page 43

      General

      9. Please revise to discuss the anticipated effects of the employee compensation plans that will be implemented contemporaneously with the IPO on future operating results.

      RESPONSE:

            THE DISCLOSURE ON PAGE 49 OF THE PROSPECTUS HAS BEEN REVISED TO DISCUSS THE ANTICIPATED EFFECTS OF THE EMPLOYEE COMPENSATION PLANS THAT WILL BE IMPLEMENTED CONTEMPORANEOUSLY WITH, AND ADDITIONAL COMPENSATION PLANS THAT MAY BE IMPLEMENTED AFTER THE IPO ON OUR FUTURE OPERATING RESULTS.

      10. Please revise to include an analysis of your financial condition, changes in financial condition and results of operations for fiscal 2002 as compared to fiscal 2001.

      RESPONSE:

            THE INFORMATION REQUESTED IS NO LONGER REQUIRED BECAUSE THE PROSPECTUS HAS BEEN UPDATED TO INCLUDE OUR 2004 AUDITED FINANCIAL STATEMENTS. THE ANALYSIS NOW CONTAINED IN THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION SECTION OF THE PROSPECTUS BEGINNING ON PAGE 41 OF THE PROSPECTUS COMPARES (A) FINANCIAL CONDITION AT DECEMBER 31, 2004 TO THE FINANCIAL CONDITION AT DECEMBER 31, 2003, (B) FINANCIAL CONDITION AT DECEMBER 31, 2003 TO THE FINANCIAL CONDITION AT DECEMBER 31, 2002, (C) RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004 TO THE YEAR ENDED DECEMBER 31, 2003 AND (D) RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003 TO THE YEAR ENDED DECEMBER 31, 2002.

      Critical Accounting Policies -- page 43

      11. Please revise to address your accounting policies for the evaluation of available for sale securities for other than temporary impairment in this section or disclose why management does not consider them critical. We note your disclosure on page F-9 regarding the material estimates related to these securities.

      RESPONSE:

            THE DISCLOSURE ON PAGE 43 OF THE PROSPECTUS HAS BEEN REVISED TO INCLUDE OUR POLICY FOR THE EVALUATION OF AVAILABLE FOR SALE SECURITIES FOR OTHER THAN TEMPORARY IMPAIRMENT.

      12. Please revise this section to address the following for each critical accounting policy:

            - Discuss why management believes the accounting policy is critical,

            - Discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future,

            - Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

            Refer to Item V of Release Nos. 33-8350/34-48960.

      RESPONSE:

            THE DISCLOSURES ON PAGES 42 THROUGH 44 OF THE PROSPECTUS HAVE BEEN REVISED TO ADDRESS THE ABOVE ITEMS, AS APPLICABLE. ADDITIONALLY, SOME ITEMS ARE NOT CONDUCIVE TO SENSITIVITY ANALYSIS; HOWEVER, WE HAVE DISCLOSED THAT TO THE EXTENT OUR ESTIMATES ARE HIGH OR LOW, OUR FUTURE NET INCOME WILL BE AFFECTED.

      Business Strategy -- page 45

      13. Please quantify any particular percentage goals you have for your commercial lending, referenced in the second and third bullets.

      RESPONSE:

            THE DISCLOSURE ON PAGE 45 OF THE PROSPECTUS HAS BEEN REVISED TO QUANTIFY THE GOALS REFERENCED IN THE BULLETS.

      Comparison of Operating Results for the Nine Months Ended
      September 30,2004 and September 30, 2003

      Noninterest Income -- page 48

      14. Please revise to significantly expand your discussions of the changes in both non-interest income and non-Interest expense for all periods presented. Discuss all material line items and discuss the effect of expected trends on future operations.

      RESPONSE:

            THE DISCLOSURES ON PAGES 48 THROUGH 50 OF THE PROSPECTUS HAVE BEEN REVISED TO EXPAND THE DISCUSSION OF THE CHANGES IN ALL MATERIAL LINE ITEMS OF NONINTEREST INCOME AND NONINTEREST EXPENSE AND DISCUSS THE EFFECT OF EXPECTED TRENDS ON FUTURE OPERATIONS WHERE APPLICABLE.

      15. Please revise your analysis of the change in noninterest income since the amount for the nine months ended September 30, 2004 decreased as compared to the nine months ended September 30, 2003.

      RESPONSE:

            THE REGISTRATION STATEMENT HAS BEEN UPDATED WITH FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004, AND THE DISCLOSURE ON PAGE 48 OF THE PROSPECTUS HAS BEEN REVISED TO DISCUSS THE DECREASE IN NONINTEREST INCOME FOR THE YEAR ENDED DECEMBER 31, 2004 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2003.

      Noninterest Expense -- page 49

      16. Please revise to provide an expanded discussion of the nature of items charged off as a result of an account reconciliation. Identify the items and clarify why the nine month period ended September 30, 2004 was the proper period to charge them off.

      RESPONSE:

            THE DISCLOSURE ON PAGES 48 THROUGH 50 OF THE PROSPECTUS HAS BEEN REVISED TO PROVIDE AN EXPANDED DISCUSSION OF THE NATURE OF THE ITEMS CHARGED OFF AND TO CLARIFY WHY THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004 WAS THE PROPER PERIOD TO CHARGE THEM OFF.

      17. Please revise to include an expanded discussion of the increase in other noninterest expense of approximately $944,000 for the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003. We note the effect of this line item on pre-tax income.

      RESPONSE:

            THE REGISTRATION STATEMENT HAS BEEN UPDATED WITH FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004 AND THE DISCLOSURE ON PAGES 48 THROUGH 50 OF THE PROSPECTUS HAS BEEN REVISED TO INCLUDE AN EXPANDED DISCUSSION OF THE INCREASE IN OTHER NONINTEREST EXPENSE FOR THE YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003.

      Noninterest Income -- page 51

      18. Please revise here and in the financial statements, as applicable, to expand your discussion of the derivative contract reflected in your 2002 financial statements, to include all related accounting policies and how the resultant gain was determined.

      RESPONSE:

            THE DISCLOSURE ON PAGES 52 AND F-11 OF THE PROSPECTUS HAVE BEEN EXPANDED TO DISCUSS THE DERIVATIVE CONTRACT INCLUDING ALL RELATED ACCOUNTING POLICIES.

      Average Balance Sheets, Interest and Yield/Costs -- page 52

      19. Please revise to disclose the amount of loan fees included in the interest income computation. Refer Instruction 3 to Item I of Industry Guide 3.

      RESPONSE:

            THE DISCLOSURE ON PAGES 54 AND 55 OF THE PROSPECTUS HAS BEEN REVISED TO INCLUDE THE AMOUNT OF LOAN FEES IN THE INTEREST INCOME COMPUTATION.

      Rate/Volume Analysis -- page 54

      20. Please revise to include the rate/volume analysis for the latest two fiscal years. Refer to Item I.C of Industry Guide 3.

      RESPONSE:

            THE REGISTRATION STATEMENT HAS BEEN UPDATED TO INCLUDE AUDITED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004 AND THE DISCLOSURE ON PAGE 56 OF THE PROSPECTUS HAS BEEN REVISED TO INCLUDE THE RATE VOLUME/ANALYSIS FOR 2004 VERSUS 2003 AND 2003 VERSUS 2002.

      Management of Market Risk -- page 54

      General

      21. Please revise to include the effects of a 100 and 200 basis points increase in your NPV disclosures or disclose why you think such scenarios are not likely to happen.

      RESPONSE:

            THE DISCLOSURE WITH RESPECT TO THE REGISTRANT'S NET PORTFOLIO VALUE HAS BEEN REVISED ON PAGE 58 OF THE PROSPECTUS TO INCLUDE THE EFFECTS OF INCREASES OF 100 AND 200 BASIS POINTS, RESPECTIVELY.

      Liquidity and Capital Resources -- page 56

      22. Please revise this section and the footnotes to the financial statements to disclose the amount of dividends distributable by the bank without prior regulatory approval.

      RESPONSE:

            THE REGISTRANT RESPECTFULLY SUGGESTS THAT A DISCLOSURE OF THE AMOUNT OF DIVIDENDS THAT CAN BE PAID BY ROCKVILLE BANK WITHOUT PRIOR REGULATORY APPROVAL IS MORE PROPERLY A DISCLOSURE RELATED TO THE ABILITY OF ROCKVILLE FINANCIAL, INC. TO PAY DIVIDENDS TO ITS SHAREHOLDERS RATHER THAN A DISCLOSURE CONCERNING LIQUIDITY AND CAPITAL RESOURCES OF ROCKVILLE BANK, THE BUSINESS UNIT OF THE GROUP. ACCORDINGLY, WE HAVE INSERTED THE REQUESTED DISCLOSURE IN THE SECTION OF THE PROSPECTUS ENTITLED "OUR POLICY REGARDING DIVIDENDS." THE PROSPECTUS HAS BEEN REVISED ON PAGES 30 AND F-32 TO DISCLOSE THE AMOUNT OF DIVIDENDS DISTRIBUTABLE BY ROCKVILLE BANK AS OF DECEMBER 31, 2004 WITHOUT PRIOR REGULATORY APPROVAL.

      Off-Balance Sheet Arrangements -- page 59

      23. Please revise to clarify why lines of credit may NOT be drawn upon to the total extent to which Rockville Bank is committed.

      RESPONSE:

            THE PROSPECTUS HAS BEEN REVISED ON PAGE 61 TO CLARIFY THAT THE LINES OF CREDIT MAY OR MAY NOT BE REQUESTED TO BE DRAWN UPON TO THE TOTAL EXTENT TO WHICH ROCKVILLE BANK IS COMMITTED.

      24. Please revise this section to discuss your derivative activity, related transactions and effects on operations; Refer to Item 303 of Regulation S-K.

      RESPONSE:

            THE DISCLOSURE ON PAGE 61 OF THE PROSPECTUS HAS BEEN REVISED TO DISCUSS OUR DERIVATIVE ACTIVITY AND THE EFFECT ON OUR OPERATIONS.

      Impact of Recent Accounting Pronouncements -- page 59

      25. Please revise here and in the footnotes to the financial statements to discuss recently issued SFAS 123R.

      RESPONSE:

            THE DISCLOSURE ON PAGE 62 AND F-15 OF THE PROSPECTUS HAS BEEN REVISED TO DISCUSS SFAS 123(R).

      Business of Rockville Bank -- page 60

      General

      26. Please revise this section to provide an expanded discussion of your loan sale activity and related policies. Similarly, revise MD&A to discuss the effects of these activities on operations.

      RESPONSE:

            PAGES 64 AND 65 OF THE PROSPECTUS HAVE BEEN REVISED TO PROVIDE AN EXPANDED DISCUSSION OF OUR LOAN SALE ACTIVITY AND POLICIES AND PAGE 61 OF THE PROSPECTUS HAS BEEN REVISED TO DISCUSS THE EFFECTS OF LOAN SALE ACTIVITY ON OUR OPERATING RESULTS.

      Lending Activities -- page 62

      27. We note that your net deferred loan fees and premiums have trended from a net credit to a net debit since 2001. Please revise to provide a discussion of the significant drivers of this trend and an assessment of whether this is indicative of future performance.

      RESPONSE:

            THE DISCLOSURE ON PAGE 65 OF THE PROSPECTUS HAS BEEN REVISED TO INCLUDE A DISCUSSION OF THE SIGNIFICANT DRIVERS OF THE TREND IN DEFERRED LOAN FEES AND OUR FUTURE EXPECTATIONS.

      28. Please revise to include the disclosures required by Item III.C.4 regarding loan concentrations.

      RESPONSE:

            THE DISCLOSURES ON PAGE 65 OF THE PROSPECTUS HAVE BEEN REVISED TO INCLUDE THE DISCLOSURES REQUIRED BY ITEM III.C.4 REGARDING LOAN CONCENTRATIONS.

      Loan Portfolio Maturities and Yields -- page 64

      29. Please revise to present this information as of the end of the latest fiscal period. Refer to Item III of Industry Guide 3.

      RESPONSE:

            THE REGISTRATION STATEMENT HAS BEEN UPDATED TO INCLUDE AUDITED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004 AND THE DISCLOSURE ON PAGES 67 AND 68 HAVE BEEN REVISED TO INCLUDE INFORMATION AS OF DECEMBER 31, 2004.

      Non-Performing and Problem Assets -- page 71

      30. Please revise to include, as of the most recent fiscal period, the amount of interest income that was included in net income for troubled debt restructurings as defined by SFAS 15. Refer to Instruction 2 to Item III.C of Industry Guide 3.

      RESPONSE:

            THE DISCLOSURE ON PAGE 74 OF THE PROSPECTUS HAS BEEN REVISED TO INCLUDE THE AMOUNT OF INTEREST INCOME THAT WAS INCLUDED IN NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2004 FOR TROUBLED DEBT RESTRUCTURINGS.

      Allowance for Loan Losses -- page 74

      31. In the allowance for loan loss roll forward table, please revise to break out commercial and construction loans from the real estate line item to conform to your presentation used elsewhere in the MD&A section.

      RESPONSE:

            WE ARE NOT ABLE TO REVISE THE DISCLOSURE ON PAGE 78 OF THE PROSPECTUS TO BREAK OUT COMMERCIAL AND CONSTRUCTIONS LOANS BECAUSE THE INFORMATION IS NOT AVAILABLE IN THIS FORMAT PRIOR TO 2004.

      32. Please revise to exclude loans held for sale from your of allowance for loan losses. Fair value adjustments for loans held for sale should not be reported as credit risk losses. To the extent these amounts are material, please revise to separately disclose them.

      RESPONSE:

            THE DISCLOSURE ON PAGE 79 OF THE PROSPECTUS HAS BEEN REVISED TO REMOVE THE REFERENCE TO LOANS HELD FOR SALE BEING INCLUDED IN THE TABLE SINCE SUCH LOANS ARE PROPERLY EXCLUDED FROM THE TABLE.

      33. Please revise here and in the footnotes to the financial statements to clarify how you apply SFAS 114, as amended, and SFAS 5 to the loans in your portfolio in determining the allowance for loan losses.

      RESPONSE:

            THE DISCLOSURES HAVE BEEN REVISED ON PAGES 77, 78 AND F-11 TO CLARIFY HOW WE APPLY SFAS 114, AS AMENDED BY SFAS NO. 118, AND SFAS 5 IN DETERMINING THE ALLOWANCE FOR LOAN LOSSES.

      U.S. Government arid Agency Obligations -- page 78

      34. Please supplementally tell us whether you have included securities issued by government sponsored entities (GSE) in this category. If you have, please revise to present any such investment separately since GSE's are not backed by the full faith and credit of the U.S. government.

      RESPONSE:

            THE DISCLOSURE ON PAGE 81 OF THE PROSPECTUS HAS BEEN REVISED TO DISCLOSE THE AMOUNT OF SECURITIES ISSUED BY GOVERNMENT SPONSORED ENTITIES SEPARATELY.

      Retirement Plan -- page 120

      35. Please expand the table on page 121. We note that Mr. McGurk already makes more than $200.000.

      RESPONSE:

            THE REGISTRANT RESPECTFULLY POINTS OUT THAT COMPENSATION FOR THE TYPE OF PLAN INVOLVED IS LIMITED BY IRS REGULATION TO $205,000 AND $210,00 PER YEAR FOR THE 2004 AND 2005 CALENDAR YEARS, RESPECTIVELY, FOR THE PURPOSE OF CALCULATING BENEFITS. PLEASE REFER TO FOOTNOTE ONE ON PAGE 125 OF THE PROSPECTUS. THE TABLE HAS NEVERTHELESS BEEN EXPANDED TO INCLUDE BENEFITS PAYABLE AT THE $225,000 MAXIMUM ALLOWED COMPENSATION LEVEL TO INFORM POTENTIAL INVESTORS OF THE ESTIMATED LEVEL OF BENEFITS THAT MAY BE PAYABLE IN THE FUTURE AS THE IRS LIMIT INCREASES GRADUALLY OVER FUTURE YEARS AS THE RESULT OF COST OF LIVING INCREASES.

      Tax Effects of the Stock Offering -- page 139

      36. Limit Item 2 on page 140 to a description of the opinion. Fin Pro does not appear to be qualified to provide a legal conclusion regarding the tax consequences of the transaction. You may want to note the work of Fin Pro in the paragraph that follows Item 4.

      RESPONSE:

            THE PROSPECTUS HAS BEEN REVISED ON PAGES 143 AND 144 TO MAKE MORE CLEAR FINPRO'S INVOLVEMENT IN DEVELOPING THE FACTUAL ASSUMPTIONS UPON WHICH COUNSEL RENDERED ITS LEGAL OPINION.

      Financial Statements

      General

      37. Please revise the table of contents to disclose why the financial statements in this registration statement are not those of the registrant.

      RESPONSE:

            THE DISCLOSURE ON PAGE F-1 OF THE PROSPECTUS HAS BEEN REVISED TO DESCRIBE WHY THE FINANCIAL STATEMENTS IN THIS REGISTRATION STATEMENT ARE NOT THOSE OF THE REGISTRANT.

      Consolidated Statements of Condition -- page F-5

      38. Please revise here and throughout your document to re-characterize the line item currently referred to as surplus, which implies "extra", as something similar to contributed capital. Additionally, revise the footnotes to disclose the nature of this amount and the undivided profit line item.

      RESPONSE:

            THE DISCLOSURES ON PAGE F-4 OF THE PROSPECTUS AND THROUGHOUT THE REGISTRATION STATEMENT HAVE BEEN REVISED TO RE-CHARACTERIZE THE LINE ITEMS PREVIOUSLY REFERRED TO AS SURPLUS AND UNDIVIDED PROFIT AS CAPITAL.

      Consolidated Statements of Income -- page F-6

      39. Please revise to disclose separately other than temporary impairment of securities. Revise the footnotes to the financial statements and MD&A to discuss the impairments, disclosing the specific securities impaired, whether you have further exposure and how you identified and measured the amount of the impairment.

      RESPONSE:

            THE INCOME STATEMENT ON PAGE F-5 OF THE PROSPECTUS HAS BEEN REVISED TO SEPARATELY DISCLOSE OTHER THAN TEMPORARY IMPAIRMENTS OF SECURITIES. ADDITIONALLY, THE DISCLOSURES ON PAGES 43 AND F-18 OF THE PROSPECTUS HAVE BEEN REVISED TO DISCUSS THE IMPAIRMENTS, INCLUDING THE SPECIFIC SECURITIES IMPAIRED, FUTURE EXPOSURE AND THE IDENTIFICATION AND MEASUREMENT OF THE IMPAIRMENT.

      40. Please revise to disclose separately any item of other noninterest expense, which exceeds one percent of the aggregate of total interest income and other income. Refer to Rule 9-04(14) of Regulation S-X. We note, for instance, that you disclose on page 51 that contributions expense was $794,000 in fiscal 2003.

      RESPONSE:

            THE INCOME STATEMENT ON PAGE F-5 OF THE PROSPECTUS HAS BEEN REVISED TO DISCLOSE SEPARATELY ALL ITEMS EXCEEDING THE ONE PERCENT OF THE AGGREGATE OF TOTAL INTEREST INCOME AND OTHER INCOME, INCLUDING THE CONTRIBUTION TO ROCKVILLE BANK FOUNDATION, INC.

      Consolidated Statements of Cash Flows -- page F-8

      41. Please revise to present cash flow activity related to loans held for sale in the operating section of the statements of cash flows. Refer to paragraph 9 of SFAS 102.

      RESPONSE:

            THE BANK DOES NOT ORIGINATE LOANS FOR THE PURPOSE OF SELLING THEM. ACCORDINGLY, WE BELIEVE THE CASH FLOW ACTIVITY RELATED TO LOANS HELD FOR SALE IS PROPERLY CLASSIFIED IN THE STATEMENTS OF CASH FLOWS AND SHOULD NOT BE CLASSIFIED AS AN OPERATING ACTIVITY.

      42. Please revise the footnotes to the financial statements and MD&A, as appropriate, to discuss the transfer of loans to held for sale in fiscal 2002. Disclose how you determined the amount recorded for the transferred loans and how you considered any allowance related to the loans immediately before the transfer in making that determination.

      RESPONSE:

            THE DISCLOSURES ON PAGES 52 AND F-21 OF THE PROSPECTUS HAVE BEEN REVISED TO DISCUSS THE TRANSFER OF LOANS TO BE HELD FOR SALE IN 2002 INCLUDING HOW WE DETERMINED THE AMOUNT RECORDED AND HOW WE CONSIDERED ANY ALLOWANCE RELATED TO THE LOANS IMMEDIATELY BEFORE THE TRANSFER.

      Note 1. Organization, Business, and Significant Accounting Policies -- page F-9

      General

      43.   Please revise to include your accounting policies for:

            -     Federal home loan bank stock

            - Compensation expense recorded related to the phantom stock plan

            -     Revenue recognition related to service charges and fee income

      RESPONSE:

            THE DISCLOSURES ON PAGES F-13 AND F-14 OF THE PROSPECTUS HAVE BEEN REVISED TO INCLUDE A DISCUSSION OF THE ACCOUNTING POLICIES REQUESTED.

      44. Please revise to disclose your accounting policies for bank-owned life insurance, disclosing the face amount of bank-owned life insurance policies, any restrictions on the use of proceeds and the amount of any loans offset against cash surrender values. Also, revise the Business section to disclose the business reasons for purchasing those policies.

      RESPONSE:

            THE DISCLOSURE ON PAGE F-11 OF THE PROSPECTUS HAS BEEN REVISED TO DISCLOSE OUR ACCOUNTING POLICY FOR BANK-OWNED LIFE INSURANCE, TO INDICATE THE FACE AMOUNT OF THE POLICIES AND TO DESCRIBE RESTRICTIONS ON THE USE OF PROCEEDS AND THE AMOUNT OF LOANS OFFSET AGAINST CASH SURRENDER VALUES. THE BUSINESS SECTION ON PAGE 91 OF THE PROSPECTUS HAS ALSO BEEN REVISED TO DISCLOSE THE BUSINESS REASONS FOR PURCHASING THESE POLICIES.

      Loans Held for Sale -- page F-10

      45. Please revise to disclose how you considered the requirements of SFAS 133, as amended by SFAS 149, in accounting for the loan commitments related to these loans as derivatives.

      RESPONSE:

            PAGE F-10 OF THE PROSPECTUS HAS BEEN REVISED TO DISCLOSE HOW SFAS 133 AND SFAS 149 WERE CONSIDERED IN ACCOUNTING FOR LOAN COMMITMENTS.

      Interest and Fees on Loans -- page F-11

      46. Please revise to include your policy for recognizing loan commitment fees.

      RESPONSE:

            THE DISCLOSURE ON PAGE F-11 OF THE PROSPECTUS HAS BEEN REVISED TO INDICATE THAT LOAN COMMITMENT FEES ARE ACCOUNTED FOR AS DEFERRED LOAN FEES AND AMORTIZED.

      Note 4. Available for Sale Securities -- page F-15

      47. Please revise here and in MD&A, as appropriate, to clarify how you determined that the unrealized losses on your securities were other than temporary under SFAS 115. Refer to SAB Topic 5.M.

      RESPONSE:

            THE DISCLOSURE ON PAGES 43 AND F-18 OF THE PROSPECTUS HAVE BEEN REVISED TO PROPERLY INDICATE THAT MANAGEMENT DETERMINED THAT THE UNREALIZED LOSSES ON OUR SECURITIES WERE NOT OTHER THAN TEMPORARILY IMPAIRED UNDER SFAS 115.

      Note 5. Loans and Allowance for Loan Losses -- page F-18

      48. Please revise to disclose the terms of your related party loans or state that the loans were on the same terms as those for comparable loans and transactions with non-related parties, if appropriate.

      RESPONSE:

            THE DISCLOSURE ON PAGE F-21 OF THE PROSPECTUS HAS BEEN REVISED TO INDICATE THAT RELATED PARTY LOANS WERE MADE ON THE SAME TERMS AS THOSE FOR COMPARABLE LOANS AND TRANSACTIONS WITH NON-RELATED PARTIES, OTHER THAN CERTAIN MORTGAGE LOANS WHICH WERE MADE TO EMPLOYEES WITH OVER ONE YEAR OF SERVICE WITH ROCKVILLE BANK, WHICH MORTGAGE LOANS WERE MADE WITH RATES 0.5% BELOW MARKET.

      Exhibits and Financial Statement Schedules

      49. Regarding exhibit number 99.3, disclose for an ordinary investor the practical implications of Rule 202 and how they can obtain this information.

      RESPONSE:

            THE REGISTRANT NOTES THAT EXHIBIT 99.3 IS THE ENTIRE LETTER AGREEMENT BY AND BETWEEN ROCKVILLE BANK AND FINPRO, INC. WITH RESPECT TO THE LATTER'S DEVELOPMENT OF A CONFIDENTIAL BUSINESS PLAN FOR USE BY MANAGEMENT. THE BUSINESS PLAN WHICH IS THE SUBJECT OF EXHIBIT 99.3 IS NOT REFERRED TO ANYWHERE IN THE PROSPECTUS AND CONSTITUTES PROPRIETARY INFORMATION THAT THE REGISTRANT DOES NOT PLAN TO MAKE AVAILABLE TO THE PUBLIC. THE REGISTRANT BELIEVES THAT YOUR REFERENCE IN COMMENT #49 TO RULE 202 RELATES TO THE HARDSHIP EXEMPTION REQUESTED FOR STATISTICAL MATERIALS WITH RESPECT TO THE APPRAISAL SET FORTH AS EXHIBIT 99.2. IT HAS COME TO OUR ATTENTION THAT THE STATISTICAL MATERIAL MAY NOT HAVE BEEN FILED IN HARD COPY ON DECEMBER 17, 2004, AND WE HAVE REFILED THOSE MATERIALS UNDER

      COVER LETTER DATED FEBRUARY 9, 2005.

            THE PROSPECTUS HAS BEEN REVISED ON PAGE 162 TO ADVISE THE POTENTIAL INVESTOR THAT CERTAIN BACKUP STATISTICAL MATERIALS HAVE BEEN FILED ONLY IN HARD COPY AND ARE NOT AVAILABLE ON THE COMMISSION WEB PAGE ON THE INTERNET.

      Exhibit 5

      50. Either remove the sentence in the next to last paragraph about your not updating the opinion, or refile the opinion shortly before you request effectiveness.

      RESPONSE:

            WE SHALL REFILE OUR OPINION SET FORTH AS EXHIBIT 5 SHORTLY BEFORE THE REGISTRANT REQUESTS EFFECTIVENESS OF THE REGISTRATION STATEMENT.

      Exhibit 8

      51. Please file this opinion as soon as possible in order to all sufficient time to address any comments we may have.

      RESPONSE:

            THE TAX OPINION LISTED AS EXHIBIT 8 HAS BEEN FILED WITH PRE-EFFECTIVE AMENDMENT NO. 1.

      General

      52. Please provide an updated consent from your independent accountants in the pre-effective amendment.

      RESPONSE:

            UPDATED CONSENTS FROM OUR INDEPENDENT ACCOUNTANTS HAVE BEEN INCLUDED AS EXHIBITS TO THE PRE-EFFECTIVE AMENDMENT NO. 1.

      53. To the extent the effectiveness of the registration statement is delayed, please update the financial statements under Rule 3-12 of Regulation S-X.

      RESPONSE:

            THE PROSPECTUS HAS BEEN UPDATED TO INCLUDE AUDITED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004.

      54. Please refer to Item 11(i) of Form S-l and revise to include the disclosures required by Item 304 of Regulation S-K. Also, file
            Exhibit 16 under Item 601 of Regulation S-K.

      RESPONSE:

            THE PROSPECTUS HAS BEEN AMENDED TO INCLUDE, BEGINNING ON PAGE 161, A DISCUSSION OF THE REGISTRANT'S DECISION TO DISMISS MCGLADREY & PULLEN, LLP IN 2003 AS THE REGISTRANT'S PRINCIPAL INDEPENDENT ACCOUNTANT TO AUDIT THE REGISTRANT'S FINANCIAL STATEMENTS AND TO ENGAGE DELOITTE &

      TOUCHE LLP TO PERFORM THAT FUNCTION BEGINNING WITH THE AUDIT OF THE REGISTRANT'S FINANCIAL STATEMENTS AT AND FOR THE YEAR ENDED DECEMBER 31, 2003. THE REGISTRANT HAS FILED AS EXHIBIT 16 TO THE PRE-EFFECTIVE AMENDMENT NO. 1 A LETTER ADDRESSED TO THE COMMISSION FROM MCGLADREY & PULLEN, LLP STATING THAT IT AGREES WITH THE STATEMENTS MADE BY THE REGISTRANT IN THE PROSPECTUS REFERRED TO ABOVE.

      Conclusion

      The Registrant believes the above responses appropriately address the comments contained in your letter of January 13, 2005. We are, of course, prepared to discuss with you or your staff any of our responses and look forward to answering any other questions you may have about the Registrant's registration statement. Please feel free to call either the undersigned at 860-725-6210 or my partner Robert J. Metzler at 860-725-6203.

                                   Sincerely,

                                   /s/ William W. Bouton III
                                   -------------------------------
                                   William W. Bouton III